

February 8, 2024

David Sealock
Chief Executive Officer
Sky Quarry Inc.
707 W. 700 S. Suite 101
Woods Cross, UT 84087

>   **Re: Sky Quarry Inc.**
>   **Amendment No. 1 to Offering Statement on Form 1-A**
>   **Filed January 25, 2024**
>   **File No. 024-12373**

Dear David Sealock:

We have reviewed your amended offering statement and have the following comments.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 16, 2024 letter.

Offering Statement on Form 1-A

Risk Factors
Investors in this Offering may not be entitled to a jury trial with respect to certain claims which could result in less favorable outcomes, page 21

1.   We note your disclosure that your Subscription Agreement includes a provision under which investors waive the right to a jury trial. If the provision is not intended to apply to secondary purchasers, disclose any differences in rights between primary and secondary purchasers.

Part III - Exhibits, page III-1

2.   We note the revised opinion you filed in response to prior comment 2. Please obtain and file a further revised opinion in which counsel also opines whether the warrants are binding obligations of the registrant under the law of the jurisdiction governing the warrant agreement. See Staff Legal Bulletin No. 19 at Section II.B.1.f.

Please contact Claudia Rios at 202-551-8770 or Timothy Levenberg at 202-551-3707 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Brian Lebrecht, Esq.